Exhibit 77.C)

Matters Submitted to a Vote of Security Holders

On August 26, 2010, the Fund held a special meeting of Shareholders for the purpose of voting to approve the Proposed Investment Advisory and Management Agreement as a result of a change of control of W.H. Reaves & Co. Inc. and to Amendment the Fund’s Fundamental Investment Restriction Relating to Borrowing.

The results of the proposals for the Fund were as follows:

Proposal 1: To approval the Proposed Investment Advisory and Management Agreement between the Fund and W.H. Reaves & Co. Inc.:

For	10,951,245.050
Against	479,940.899
Abstain	344,867.532
Uninstructed	1,676,420.000

Proposal 2: To amendment the Fund’s Fundamental Investment Restriction Relating to Borrowing:

For	10,475,632.226
Against	944,422.131
Abstain	355,999.124
Uninstructed	1,676,420.000